SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                         Active Power, Inc.
               -----------------------------------------
                        (Name of Issuer)


                     Common Stock, $0.001 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             00504W308
               -----------------------------------------
                          (CUSIP Number)


                           December 31, 2012
               -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 00504W308


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Pinnacle Management Partners L.P.
     (f/k/a Rho Management Partners L.P.)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            909,164 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            909,164 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     909,164 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN/IA

                                  CUSIP No. 00504W308

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Atlas Capital Holding L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            909,164 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            909,164 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      909,164 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO/IA

                                  CUSIP No. 00504W308

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America and Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            1,286,429 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            1,286,429 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,286,429 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

     This Amendment No. 4 to Schedule 13G for Active Power, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, originally dated as of June 20, 2008, as previously amended as of December 31, 2008, December 31, 2010, and December 31, 2011, relating to the Company's shares of Common Stock (the "Shares") beneficially owned by Pinnacle Management Partners L.P. (f/k/a Rho Management Partners L.P.), Atlas Capital Holding L.L.C., and Joshua Ruch, as of December 31, 2012.

     According to the Company's Schedule 14A filed on November 19, 2012, there were 95,553,066 shares of Common Stock issued and outstanding as of November 12, 2012. After giving effect to a 5-for-1 reverse stock split effected by the Company on December 21, 2012, the reporting persons have reason to believe that there are 19,110,613 shares of Common Stock issued and outstanding as of December 31, 2012. This Amendment No. 4 is filed to reflect such 5-for-1 reverse stock split of the Company's Common Stock, and the resulting ownership positions of the Shares held by the reporting persons.

     As of January 1, 2012, the partnership formerly known as Rho
Management Partners L.P. changed its name to Pinnacle Management Partners
L.P.   Concurrently with that change, the general partner of Pinnacle
Management Partners L.P. was changed from Atlas Capital Corp. to Atlas Capital Holding L.L.C. Such changes did not affect the beneficial ownership of the Shares reported hereby.

     This Amendment No. 4 to the statement on Schedule 13G amends and restates the previously filed statement in its entirety, as follows below.




     Item 1(a) Name of issuer: Active Power, Inc., a Delaware corporation.

     Item 1(b) Address of issuer's principal executive offices: 2128 W. Braker Lane, BK 12, Austin, Texas 78578.


     Item 2.  Identity of Persons Filing.

     (a) This Statement is being filed by Pinnacle Management Partners L.P. ("Pinnacle"), a Delaware limited partnership, Atlas Capital Holding L.L.C. ("Atlas"), a Delaware limited liability company, and Joshua Ruch, an individual resident of the United States. Pinnacle serves as investment advisor to or general partner of various investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. As general partner of Pinnacle, Atlas may be deemed to exercise investment and voting control over the Shares deemed beneficially owned by Pinnacle. As Managing Member of Atlas with sole investment authority, Joshua Ruch may be deemed to exercise investment and voting authority over the Shares deemed beneficially owned by Atlas.


     (b)-(c) Pinnacle Management Partners L.P. is a Delaware limited partnership with its address at 4 Dune Road, East Quogue, New York 11942.

     Atlas Capital Holding L.L.C. is a Delaware limited liability company, with its address at 4 Dune Road, East Quogue, New York 11942.

     Mr. Ruch is a citizen of the United States of America and of the Republic of South Africa, with his business address at 4 Dune Road, East Quogue, New York 11942.

     2(d)  Title of class of securities: Common Stock

     2(e)  CUSIP No.:   00504W308


     Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (I) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership

      See cover page for each reporting person.

      909,024 of the Shares reported hereby are registered in the names of investment vehicles over which Pinnacle has sole voting and investment control. An additional 140 Shares are registered in the name of Pinnacle directly. Pinnacle may accordingly be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 909,164 Shares, constituting 4.8% of the Company's shares outstanding as of the date of the Company's most recently filed
Schedule 14A, after giving effect to the reverse 5-for-1 stock split.

     Atlas, as sole general partner of Pinnacle, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner, with sole voting and investment authority, of the 909,164 Shares deemed beneficially owned by Pinnacle hereunder, constituting 4.8% of the Company's shares outstanding as of the date of the Company's most recently filed Schedule 14A, after giving effect to the reverse 5-for-1 stock split.

     Joshua Ruch, as Managing Member of Atlas, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 909,164 Shares reported by Atlas hereunder. When such number of Shares is taken together with Shares held by Joshua Ruch, and certain other family or foundation vehicles over which he exercises sole investment and voting control, Joshua Ruch may be deemed to own beneficially an aggregate of 1,286,429 Shares, constituting 6.7% of the Company's shares outstanding as of the date of the Company's most recently filed Schedule 14A, after giving effect to the reverse 5-for-1 stock split.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[ ]


     Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

     Not applicable.



     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.



     Item 8.  Identification and Classification of Members of the Group.

     Not applicable.



     Item 9.  Notice of Dissolution of Group.

     Not applicable.



     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013



PINNACLE MANAGEMENT PARTNERS L.P.
By:  ATLAS CAPITAL HOLDING L.L.C.,
     Its General Partner


By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  Managing Member



ATLAS CAPITAL HOLDING L.L.C.


By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  Managing Member




JOSHUA RUCH


By:  /s/  Joshua Ruch
------------------------------------